Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited to Hold Extraordinary General Meeting of Shareholders

HONG KONG — December 19, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) on January 3, 2025 at 9:00 a.m. (Hong Kong time), or January 2, 2025 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, People’s Republic of China, and for any adjournment or postponement thereof. The purpose of the EGM is for shareholders of the Company to consider, if thought fit, to approve the transactions contemplated in the Agreement and Plan of Merger (the “Merger Agreement”), dated November 29, 2024, by and among the Company, Overlord Merger Sub Ltd. (“Merger Sub”), a Cayman Islands exempted company and a direct, wholly owned subsidiary of iClick, and Amber DWM Holding Limited (“Amber DWM”), a Cayman Islands exempted company and the holding entity of Amber Group's digital wealth management business, known as Amber Premium. Pursuant to the Merger Agreement, Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Merger”), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933.

Shareholders of the Company will also be asked to consider and vote on certain additional Merger-related proposals at the EGM, including, among others:

1.	THAT the ninth amended and restated memorandum and articles of association of the Company be further amended and restated by their deletion in their entirety and the substitution of in their place of the tenth amended and restated memorandum and articles of association of the Company effective immediately prior to the effective time (the “Effective Time”) of the Merger;

2.	THAT the name of the Company be changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time;

3.	THAT immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: all Class A ordinary shares of iClick (“ICLK Class A Shares”) and all Class B ordinary shares of iClick (“ICLK Class B Shares”) the holders of which have delivered a written notice to iClick to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect on the closing of the Merger immediately before the Effective Time (such ICLK Class B Shares, the “Converting ICLK Class B Shares”), in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as newly issued Class A ordinary shares of iClick (“New Class A Shares”), all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as newly issued Class B ordinary shares of iClick (“New Class B Shares”) (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved), and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 New Ordinary Shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business in the Cayman Islands on December 18, 2024, are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) at the close of business in New York City on December 18, 2024, are entitled to exercise their voting rights for the underlying ordinary shares and must act through JP Morgan Chase Bank, N.A., the depositary of the Company’s ADS program.

The notice of the EGM, which contains the detailed proposals to be presented at the EGM, and the proxy statement related to the EGM, are being filed today with the U.S. Securities and Exchange Commission (“SEC”) and can be obtained without charge from the SEC’s website (http://www.sec.gov). These documents are also available on the Company’s investor relations website at https://ir.i-click.com.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN VOTING INSTRUCTIONS AND IMPORTANT INFORMATION ABOUT THE COMPANY, AMBER DWM, THE MERGER AND RELATED MATTERS.

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Amber DWM or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned online marketing and enterprise solutions provider in Asia. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit https://ir.i-click.com.

About Amber Premium

Amber Premium, the business brand behind Amber DWM Holding Limited, is a leading digital wealth management services platform, offering private banking-level solutions tailored for the dynamic crypto economy to a premium clientele of esteemed institutions and qualified individuals. It develops, deploys, and supports innovative digital wealth management products and services for institutions and high-net-worth individuals, and provides institutional-grade access, operations and support. Amber Premium aims to be the top choice for one-stop digital wealth management services, delivering tailored, secure solutions that drive growth in the Web3 world.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Amber DWM or the combined entity; (iv) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (v) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company's securities; (vi) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Amber DWM or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of Amber DWM and the combined entity or their businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to Amber DWM's and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that was filed with the SEC by the Company in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Amber DWM and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

In Asia:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com